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EXHIBIT 12.1

BRT REALTY TRUST AND SUBSIDIARIES
SCHEDULE OF COMPUTATION OF RATIO AND EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratios)

	Years Ended September 30,
	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations	$1,320	$758	$3,578	$(9,927)	$(19,236)
Interest expense	12,487	4,729	2,112	1,773	4,435

Total earnings	13,807	$5,487	$5,690	$(8,154)	$(14,801)

Fixed charges:
Interest expense	$12,487	$4,729	$2,112	$1,773	$4,435
Capitalized interest	2,277	1,655	775	—	—

Total fixed charges	$14,764	$6,384	$2,887	$1,773	$4,435

Ratio of earnings to fixed charges	.94x	0.86x	1.97x	-4.60x	-3.34x

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  EXHIBIT 12.1
BRT REALTY TRUST AND SUBSIDIARIES SCHEDULE OF COMPUTATION OF RATIO AND EARNINGS TO FIXED CHARGES (Dollars in thousands, except ratios)